May 6, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.
Form 6-K furnished November 10, 2014
File No. 001-33692

Dear Mr. Krikorian:

This letter is in response to the comment letter dated April 22, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the proxy statement (the “Proxy Statement”) of China Digital TV Holding Co., Ltd. (the “Company”) furnished on Form 6-K with the SEC via EDGAR on November 10, 2014.

For your convenience, the Company has included the Staff’s comments below in italicized form and keyed its responses accordingly. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1.	As provided for in Article 6 of the Supplementary Share Transfer Agreement, Golden Benefit will recommend 2 candidates for director and Cinda Investment agrees to cast affirmative votes for the candidates for director recommended by Golden Benefit. Further, Cinda Investment agrees to employ 1-2 professional managers to serve as senior executives of Tongda Venture to be in charge of the relevant businesses of Super TV, by recommendation of Golden Benefit or market-oriented employment. Please clarify the term of the Share Transfer Agreement, and the period of time that Cinda Investment is obligated to cast affirmative votes for the candidates for director recommended by Golden Benefit. Also, clarify how Cinda Investments has the right to employ 1-2 managers to serve as senior executives. Finally, clarify whether the Company has any recourse to the extent that Cinda Investments fails to cast affirmative votes for the candidates or employ the managers to serve as senior executives.

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The Company respectfully advises the Staff that the Share Transfer Agreement does not specify the term of the Share Transfer Agreement or the duration of Cinda Investment’s obligations thereunder. Thus, for so long as Cinda Investment holds any shares in Tongda Venture, it will be obligated to vote in favor of Golden Benefit’s nominee directors and otherwise fulfill its obligations under the Share Transfer Agreement.

The Company respectfully notes that, pursuant to Article 6 of the original Chinese version of the Supplementary Share Transfer Agreement, Cinda Investment agreed that one to two professional managers “will be employed to serve as senior executives of Tongda Venture.” Accordingly, Cinda Investment must use its influence on the board of directors of Tongda Venture to procure Tondga Venture’s employment of such professional managers. The Company has corrected the English translation of the Supplementary Share Transfer Agreement to clarify this provision and has re-exhibited that document with its annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC via EDGAR on April 28, 2015.

Pursuant to Section 15.3 of the Share Transfer Agreement, Cinda Investment is required to fully indemnify Golden Benefit for any loss suffered by Golden Benefit if Cinda Investment breaches its obligations thereunder, including its obligations to vote in favor of Golden Benefit’s nominee directors or to procure the employment by Tongda Venture of one to two professional managers. Furthermore, pursuant to Section 15.2 of the Share Transfer Agreement, if the purpose of the agreement is “frustrated” due to Cinda Investment’s failure to perform its obligations thereunder, Golden Benefit is entitled to terminate the Share Transfer Agreement and unwind the sale of Super TV. Furthermore, according to the PRC Contract Law, Golden Benefit may pursue other remedies if Cinda Investment or Tongda Venture frustrate the purpose of the Share Transfer Agreement, such as suspending its performance of its other contractual obligations temporarily or demanding specific performance from Cinda Investment or Tongda Venture.

2.	Please clarify the process by which the candidates recommended by Golden Benefit are elected to the Board of Directors. In this regard, tell us whether they are included on the ballot and voted on directly by shareholders, or whether they are submitted to a nominating committee of the Board of Directors, which determines the candidates to be included on the ballot for shareholder vote. If the latter, clarify how the Company has the ability to ensure the candidates it recommends are submitted for shareholder vote.

According to the Articles of Association of Tongda Venture (the “Articles”), shareholders with at least 3% of the voting shares of Tongda Venture have the right to make a shareholder proposal for the election of directors, provided that any nominee director is not disqualified pursuant to the Articles or the provisions of the PRC Company Law. Under the Articles and the PRC Company Law, a person is disqualified from serving as a director of a company if the person:

i.	has no capacity or limited capacity for civil acts;

ii.	was sentenced to criminal punishment for the crimes of embezzlement, bribery, seizure of property or misappropriation of property or for undermining the socioeconomic order, where fewer than five years have elapsed since the expiration of the enforcement period; or was deprived of his political rights for the commission of a crime, where fewer than five years have elapsed since the expiration of the enforcement period;

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iii.	was a director, head or manager of a company or enterprise who was personally responsible for the bankruptcy and liquidation of such company or enterprise, where fewer than three years have elapsed since the date of completion of the bankruptcy or liquidation;

iv.	was a legal representative of a company or an enterprise whose business license was revoked for violation of law and which was ordered to close down where such representative bore individual liable therefor, where fewer than three years have elapsed since the date the business license of the company or enterprise was revoked; or

v.	failed to settle a relatively large amount of personal debts when they fell due.

Shareholder proposals concerning the election of nominee directors are subjected to Tongda Venture’s nomination committee’s review. The nomination committee of Tongda Venture is comprised of three members elected by its board of directors, two of whom must be independent directors. The members of the nomination committee report directly to the board of directors of Tongda Venture and serve for a term of three years. According to the PRC counsel of Tongda Venture, in practice, unless a nominee director falls within the category of persons who are disqualified under the Articles or PRC Company Law to serve as a director as set forth above, the nomination committee will place the nominee director on the ballot for shareholders’ voting.

3.	We note that Tongda Venture proposes to carry out a non-public offering to raise funds to purchase 100% of the equity of Super TV. Tell us how this will impact the shareholder structure of Tongda Venture. Please describe the percentage equity interests these investors will hold and the voting rights of these interests. Further, tell us how you considered whether past shareholder attendance is representative of future shareholder attendance, considering the significant operational, organizational and ownership changes undertaken as a result of this transaction.

Upon completion of the non-public offering, the Company and Cinda Investment will hold a 17.24% and 26.53% equity and voting interest in Tongda Venture, respectively. In addition, four other subscribers to the non-public offering will hold a 6.90%, 6.90%, 6.90% and 17.24% (or an aggregate 37.94%) equity and voting interest in Tongda Venture. The remaining 18.30% equity and voting interest in Tongda Venture will be held by other small, public shareholders, each holding less than a 5.00% equity and voting interest in Tongda Venture.

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As we stated in our response letter dated April 16, 2015, in order for the Company’s nominations to Tongda Venture’s board of directors to be rejected, it would require (i) a shareholder attendance rate at the relevant shareholder meeting of 87.54% and (ii) that all shareholders present (other than the Company and Cinda Investment) vote against such nominations. Even if each of the four other subscribers to the non-public offering attend the relevant shareholder meeting and vote against the nominations, in order for such nominations to be rejected, small, public shareholders representing at least 5.83% of the voting shares of Tongda Venture (or at least 31.86% of the voting shares held by small, public shareholders) would also need to attend the relevant shareholder meeting and vote against the nominations. Considering that at Tongda Venture’s annual general meetings for the years ended 2012, 2013 and 2014 fewer than approximately 0.32% of the voting shares held by investors other than Cinda Investment were represented, the Company believes that it is highly probable that it and Cinda Investment’s combined shareholder vote will constitute at least 50% of the shares that are actually represented at future shareholder meetings and that they will cause the nomination of the two board members to be approved. In addition, to the best knowledge of the Company, there is no acting-in-concert arrangement among the other four investors in the non-public offering. Based on the circumstances, the Company does not reasonably expect that each of the other shareholders would vote against the Company’s nominations.

4.	Please clarify the relative significance of Super TV’s operations to the overall operations of Tongda Venture subsequent to the completion of this transaction. Tell us how you considered the Company’s ability to exercise significant influence over the operations of the historical business of Tongda Venture.

Upon completion of the transaction, Super TV’s operations are expected to represent a significant portion of the overall operations of Tongda Venture. Super TV’s total assets would have represented approximately 73%, 65% and 58% of Super TV and Tongda Venture’s total assets on a combined basis as of December 31, 2012, 2013 and 2014, respectively, and Super TV’s revenue would have represented approximately 69%, 68% and 80% of Super TV and Tongda Venture’s revenue on a combined basis for the years ended December 31, 2012, 2013 and 2014, respectively, in each case as if the companies had been combined as of the beginning of the years presented. Super TV’s contribution to the combined entity’s net profit is also expected to be significant. Super TV’s net profit would have represented approximately 80%, 79% and 106% of Super TV and Tonga Venture’s net profit on a combined basis in 2012, 2013 and 2014, respectively, as if the companies had been combined as of the beginning of the years presented. Unlike Super TV, which will be under essentially the same management as it is prior to the planned sale of Super TV, the Company will not have any direct influence over the operations of the historical business of Tongda Venture at the operating company level. However, as described in prior response letters, the Company will have significant influence over Tongda Venture, i.e., the entities’ combined business, at the parent company level through its board representation in Tongda Venture.

In conclusion, based on ASC 323-10-15, the best judgment of the Company and the totality of the circumstances, including the Company’s 17.24% shareholding in Tongda Venture, the Company’s representation on the board of directors and Venture and Strategy Committee of Tongda Venture, the Company’s senior management representation with respect to Super TV, the significance of Super TV to the overall operations of the combined entity and the shareholding structure of Tongda Venture after the completion of the non-public offering, the Company considers the equity method accounting to be appropriate.

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Thank you again for your time and kind attention to this matter. Please feel free to contact Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), or the undersigned (tel: +8610-6297-1199 x 6127; e-mail: yueqian@novel-supertv.com), with any questions you may have.

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Very truly yours,
/s/ Qian Yue
Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

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